UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the material change report and related press release dated November 15, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 15, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

 Item 1   Name and Address of Company

              Alimentation Couche-Tard Inc.
              1600 St-Martin Blvd. East
              Tower B, Suite 200
              Laval, Quebec H7G 4S7

Item 2   Date of Material Change

              November 15, 2005

Item 3  News Release

The material change was disclosed in a press release dated November 15, 2005 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4  Summary of Material Change

First declaration of dividend on the Company's Class A multiple voting shares and Class B subordinate voting shares.

Item 5  Full Description of Material Change

At its meeting of November 15, 2005, the Board of Directors of the Company has decided to establish a dividend payment policy and has declared a quarterly dividend of Cdn2.5¢ per share. The dividend will be payable on December 1, 2005 to shareholders registered in the Company's records at the end of the business day on November 24, 2005.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Any inquiry with respect to this material change report or the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and
Chief Financial Officer Tel.: (450) 662-6632

FORM 51-102F3

MATERIAL CHANGE REPORT

 Item 9  Date of Report

 November 15, 2005

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) Sylvain Aubry
Name:         Sylvain Aubry
Title:           Corporate Secretary

PRESS RELEASE

Couche-Tard declares dividend
________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, November 15, 2005 — Alimentation Couche-Tard Inc. announces that it has decided to establish a dividend payment policy and that the Board of Directors has declared a quarterly dividend of Cdn2.5¢ per share. The dividend will be payable on December 1, 2005 to shareholders registered in the Company's records at the end of the business day on November 24, 2005.

"We are pleased to announce our first dividend, which represents to a certain degree Couche-Tard's ongoing financial success over the past 25 years. We believe it is an excellent way of thanking our current and future shareholders. We also believe that our decision will result in a wider distribution of our shares, in particular among investors looking for shares in companies that declare dividends. Our dividend policy will in no way affect our expansion strategy, which we will achieve through internal growth and acquisitions. We will remain on the lookout for business opportunities that will help us further improve our return and our shareholders' investment," stated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator, the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category. Couche-Tard currently operates a network of 4,853 convenience stores, 3,007 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices in North America.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.